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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 CEM CORPORATION
                                ----------------
                                (Name of Issuer)

                          Common Stock, $.05 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   125165 10 0
                                 --------------
                                 (CUSIP Number)


   Michael J. Collins, 3100 Smith Farm Road, Matthews, NC 28105 (704) 821-7015
   ---------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                October 18, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].




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                                  SCHEDULE 13D

---------------------                        -----------------------------------
CUSIP NO. 125165 10 0                        PAGE 2
---------------------                        -----------------------------------


------------ -------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             MICHAEL J. COLLINS
------------ -------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [  ]
                                                                        (b) [  ]

------------ -------------------------------------------------------------------
3            SEC USE ONLY


------------ -------------------------------------------------------------------
4            SOURCE OF FUNDS

             PF, BK

------------ -------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)     [ ]


------------ -------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
------------ -------------------------------------------------------------------
        NUMBER OF          7               SOLE VOTING POWER - 477,442
         SHARES            --------------- -------------------------------------
      BENEFICIALLY
     OWNED BY EACH         8               SHARED VOTING POWER - 27,450
       REPORTING           --------------- -------------------------------------
      PERSON WITH
                           9               SOLE DISPOSITIVE POWER -  477,442
                           --------------- -------------------------------------

                           10              SHARED DISPOSITIVE POWER - 27,450
------------ -------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             504,892

------------ -------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                               [ ]

------------ -------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             16.5%

------------ -------------------------------------------------------------------
14           TYPE OF REPORTING PERSON

             IN
------------ -------------------------------------------------------------------



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Item 1.  Security and Issuer.

         This Statement on Schedule 13D (this "Statement") is filed with respect to the shares of Common Stock, $.05 par value per share (the "Common Stock"), of CEM Corporation, a North Carolina corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 3100 Smith Farm Road, Matthews, North Carolina 28105.

Item 2.  Identity and Background.

         This Statement is filed by Michael J. Collins (the "Reporting Person"). The Reporting Person has previously filed Statements on Schedule 13G with respect to his beneficial ownership of Common Stock and is filing this Statement pursuant to Rule 13d-1(e) under the Securities Exchange Act of 1934, as amended. The Reporting Person is a director and the President and Chief Executive Officer of the Issuer. His business address, and the address of the principal office of the Issuer, is 3100 Smith Farm Road, Matthews, North Carolina 28105. The principal business of the Issuer is the development, manufacture, sale and service of microwave-based instrumentation for testing, analysis and process control in analytical laboratory and industrial markets.

         During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that as a result of which subjects or subjected him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a citizen of the United States.

Item 3.    Source and Amount of Funds or Other Consideration.

         All shares of Common Stock currently beneficially owned by the Reporting Person were acquired with personal funds. Information set forth in
Item 4 of this Statement is incorporated herein by reference.

Item 4.    Purpose of Transaction.

         The Reporting Person acquired the bulk of his shares of Common Stock as a founder of the Issuer in 1978. The Reporting Person believes that the Common Stock represents an attractive long-term investment opportunity and believes significant corporate savings can be achieved by elimination of reporting and other obligations imposed on the Issuer as a public company. The Reporting Persons is proposing to the Issuer an offer to acquire all of the outstanding shares of Common Stock and options to purchase shares of Common Stock not owned by the Reporting Person or members of his family in a negotiated merger transaction at a cash price of $8.40 per share of Common Stock. The terms of such proposal are set forth in a letter from the Reporting Person addressed to the Chairman of the Board of Directors of the Issuer, a copy of which is attached hereto as Exhibit 1 (the "Proposal"). The terms of the Proposal are incorporated herein by reference.


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         The Proposal provides that such acquisition (the "Acquisition") would be effected by means of a merger of the Issuer with a corporation formed by the Reporting Person for that purpose ("Newco") or with a wholly owned subsidiary of Newco. In either case the Issuer would be the surviving corporation.

         As set forth in the Proposal, the details of the Reporting Persons' proposal will be contained in a definitive merger agreement to be negotiated with the Issuer. The Reporting Person anticipates that he will promptly deliver to the Issuer a draft of such agreement. The proposed merger agreement will contain what the Reporting Person regards as customary or expected conditions, such as the obtaining of necessary regulatory approvals and third-party consents, if any; absence of certain changes; and approval by the board of directors and adoption by the Company's stockholders of the merger agreement pursuant to the Issuer's articles of incorporation and North Carolina law.

         On October 18, 1999, the Reporting Person accepted a term sheet (the "Term Sheet") of Banc of America Commercial Finance Corporation to provide debt financing of up to an aggregate of $18 million to fund the proposed merger transaction. A copy of the Term Sheet is filed as Exhibit 2 to this Statement and is incorporated herein by reference.

         The Reporting Person may vary the terms of his proposal based on negotiations with the Issuer or otherwise and may withdraw his proposal at any time prior to its being accepted.


Item 5.    Interest in Securities of the Issuer.

         (a) The Reporting Person beneficially owns 504,892 shares of Common Stock, which on the basis of 3,043,443 shares of Common Stock outstanding (as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended June 30, 1999) represents approximately 16.5% of the outstanding shares of Common Stock. Of such 504,892 shares of Common Stock, 24,750 shares are represented by options issued by the Issuer to the Reporting Person that are exercisable or will become exercisable within 60 days of the date of this Statement.

         (b) The Reporting Person has sole power to vote and dispose of 477,442 shares of Common Stock beneficially owned by him. An aggregate of 27,450 shares of Common Stock are held by the Reporting Person's spouse as custodian for the benefit of their children. The Reporting Person may be deemed to share the power to vote and the power to dispose of such 27,450 shares of Common Stock

         (c) The Reporting Person has not acquired beneficial ownership of any shares of Common Stock within the past 60 days.

         (d) Not applicable.

         (e) Not applicable.


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Item 6.    Contracts, Arrangements, Understandings or Relationships With
           Respect to Securities of the Issuer.

         The information set forth in Item 4 of this Amendment is incorporated herein by reference.

Item 7.    Material to be Filed as Exhibits.

         The Proposal is filed as Exhibit 1 to this Statement. The Term Sheet is filed as Exhibit 2 to this Statement.


Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated: October 19, 1999

                                                      /s/ Michael J. Collins
                                                      --------------------------
                                                            Michael J. Collins